SUBSIDIARIES OF EMCEE BROADCAST PRODUCTS, INC. (1)
     The following constitute all of the Registrant's subsidiary corporations:
     1. EMCEE Cellular Inc., a Delaware corporation;
     2. EMCEE Export Sales Company, Inc., a Delaware corporation (this corporation is a wholly owned subsidiary of EMCEE Cellular Inc.);
     3. R.F. Systems, Inc., a Delaware corporation (this corporation is a wholly owned subsidiary of EMCEE Cellular Inc.);
     4. R.F. Systems of Nevada, Inc., a Nevada corporation (this corporation is a wholly owned subsidiary of EMCEE Cellular Inc.);
     5. Universal Rapid Access, LLC (this limited liability company is a partially owned subsidiary of R.F. Systems of Nevada, Inc., which owns 50% of the outstanding equity of the limited liability company); and
     6. EMCEE Broadcast Products (Chengdu) Company, Ltd. (the Registrant owns
25% of the issued and outstanding capital stock of this corporation).

(1) All subsidiaries are wholly owned by the Registrant unless otherwise indicated.